Exhibit 1

PERION ACQUIRES UNDERTONE

Positioning Perion as a Leader in High-Quality Advertising Solutions for Brands and Publishers

Tel Aviv & New York – December 1, 2015 – Perion Network Ltd. (NASDAQ: PERI) (the “Company”) announced today that it has acquired Undertone, a leader in high-impact, cross-screen advertising solutions, for $180 million in total enterprise value. The acquisition will be immediately accretive and continues the strategic evolution of Perion into a global technology company delivering high-quality advertising solutions to brands and publishers.

Strategic Benefits of the Acquisition

•	Creates a differentiated independent ad tech platform with significant scale and profitability

•	Adds noteworthy relationships with premium brands, agencies and publishers

•	Enhances mobile footprint and extends programmatic capabilities

•	Broadens product suite with the addition of proprietary, high-impact creative formats

•	Substantially diversifies revenue base

“We are very excited about this acquisition,” said Perion CEO Josef Mandelbaum. “In Undertone we have found a premium brand company of scale and profitability, with a differentiated sustainable position in the market. Together we firmly establish ourselves as the leader in delivering high-quality advertising solutions for publishers and brands. In addition to providing strong cash flow and revenue diversification, Undertone will add significant depth and talent to our company. With this acquisition we intend to become synonymous with engaging and impactful advertising solutions for brands and publishers.”

“We are thrilled to be joining Perion,” said Corey Ferengul, CEO of Undertone. “I am excited that Undertone’s success with high-impact formats and great relationships with brands and agencies have brought us to this point in the company’s evolution. It’s a credit to all of the hard work of our team. It’s not often you find two companies as complementary as Undertone and Perion. We share the vision as to the industry’s need for a strong offering, focused on quality. I believe the combination of our companies will result in a broad offering of unique capability for brands and agencies to reach consumers and for publishers to monetize their content.”

Undertone Financial Highlights and Outlook1

•	Revenues for the first nine months of 2015 were $104.0 million
•	75% of revenues come from high-impact cross-screen and mobile
•	Adjusted EBITDA for the first nine months of 2015 was $14.6 million
•	Revenues for 2015 are expected to be in the range of $143 - $145 million
•	Adjusted EBITDA for 2015 is expected to be in the range of $21 - $23 million

1 Unaudited, as provided by Undertone

Financial Details on the Transaction

The all-cash acquisition will be financed at closing with approximately $91 million of cash from Perion, an additional $16 million as a holdback, payable in 18 months, $3 million payable in installments over the next 18 months and another $20 million, bearing interest, due in 2020. In addition, the Company has entered into a new long-term credit agreement with the existing Undertone lenders, SunTrust Robinson Humphreys, Silicon Valley Bank and Comerica Bank, for $50 million.

JMP Securities LLC served as exclusive financial advisor and debt placement agent to Perion. Goldfarb Seligman & Co. LLP served as legal advisor to Perion, and Kramer Levin LLP provided US legal advice. Morgan Stanley & Co. LLC served as exclusive financial advisor to Undertone, and Goodwin Proctor LLP acted as Undertone’s legal counsel.

LionTree Advisors served as a capital markets advisor to Perion.

Conference Call

Perion will host a conference call to discuss the results today, December 1, 2015, at 11:30 a.m. ET. Details are as follows:

•	Conference ID: 845795
•	Dial-in number from within the United States: 1-888-329-8877
•	Dial-in number from Israel: 1-809-245-906
•	Dial-in number (other international): 1-719-325-2429
•	Playback available until December 8, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use PIN code 845795 for the replay.
•	Live webcast and presentation accessible at http://www.perion.com/ir-events/

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our mobile marketing unit, Growmobile, enables app marketers to advertise across the industry’s top-performing traffic sources, including Facebook, Twitter and Instagram (by MMR) and Google, and increase user spend, reduce churn and improve retention through CRM engagement campaigns. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com.

About Undertone

Undertone is the leader in high-quality, cross-screen digital brand advertising at scale. Our proprietary high-impact advertising formats enable brands to stand out online and engage users with stunning creative experiences on top mobile and desktop properties. Through our innovative technology platforms, we deliver attention-grabbing advertisements on every device through traditional and programmatic methods while aggressively protecting advertisers from digital advertising fraud. Learn more at www.undertone.com.

Adjusted EBITDA

Adjusted EBITDA consists of EBITDA adjusted to exclude acquisition-related expenses and share-based compensation expenses, gain from the reversal of acquisition related contingent consideration, impairment of goodwill and of acquired intangible assets. The purpose of such adjustments is to give an indication of performance exclusive of non-cash charges and other items that are considered by management to be outside the core operating results. This measure is among the primary factors management uses in planning for and forecasting future periods. Furthermore, this measure is regularly used internally to understand, manage and evaluate our business and make operating decisions. We believe that it is useful to investors as a consistent and comparable measure of the ongoing performance of our business. Additionally, this measure may differ materially from such measures used by other companies.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the Undertone acquisition and/or the anticipated benefits of other companies and businesses we acquired and may acquire in the future, risks entailed in integrating Undertone’s business with Perion’s business and/or in integrating other companies and businesses we acquire, including employee retention and customer acceptance, the risk that the such transactions will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt their conduct, potential litigation associated with the transactions, and general risks associated with the business of Perion and/or of Undertone including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Investor Relations
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Perion Media Contact
Eric Franchi
+1 (212) 576-1053
ericf@perion.com

Source: Perion Network Ltd.